Exhibit 4.3  -- Consulting Service Contract

                                     AGREEMENT

This Consulting Agreement (the "Agreement") made as of March 5, 2002 by and between Muller Media, Inc. ("Company"), 11 East 47th Street, Third Floor, New York, New York 10017 and Arthur W. Skagen ("Skagen") 1074 N. Rancho, Suite 429, Las Vegas, NV 89106. The Parties hereto, for ten (10) dollars and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, hereby agree as follows:

WITNESSETH

     WHEREAS, the Company requires and will continue to require business services relating to management, strategic planning and marketing for the Company; and

     WHEREAS, Skagen shall provide Company with public relations services, consulting and advisory services for corporate strategic planning and is desirous of performing such services for the Company; and

     WHEREAS, the Company wishes to induce Skagen to provide these consulting services to the Company,

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

1.   APPOINTMENT

The Company hereby engages Skagen and Skagen agrees to render various business services to the Company upon the terms and conditions hereinafter set forth.

2.   TERMS

The term of this Agreement began as of the date of this Agreement, and shall terminate on April 30, 2002 unless earlier terminated in accordance with paragraph 7 herein or as extended by the parties from time to time.

3.   SERVICES

During the term of this Agreement, Skagen shall provide advice to, undertake for and consult with the Company public relations services, advertising, consulting and advisory services for corporate strategic planning. Skagen agrees to provide on a timely basis the following services, and additional services contemplated thereby:

     (a) Obtain for the Company, a "research report" from licensed broker-dealer.

     (b) The implementation of short-range strategic planning to develop and enhance the Company;

     (c) Develop and assist in the implementation of a investor relations program to enable the Company to broaden its image.

     (d) Advise the Company relative to advisory services for corporate strategic planning;

4.   DUTIES OF THE COMPANY

The Company shall provide Skagen, on a regular and timely basis, with all data and information about it, its subsidiaries, its management, its products and services and its operations as shall be reasonably requested by Skagen, and shall advise Skagen of any facts which would affect the accuracy of any data and information previously supplied pursuant to this paragraph. The Company shall promptly supply Skagen with full and complete copies of all brochures or other sales materials relating to its products and services.

5.   COMPENSATION AND EXPENSE REIMBURSEMENT

Concurrently with the execution hereof, the Company shall grant and issue to Skagen 100,000 shares of $0.001 common stock of the Company (the "Shares") which shall be registered with the United States Securities and Exchange Commission and applicable state securities agencies so as to enable the Shares to be freely saleable and tradable in the public securities markets. The Company shall use its best and diligent efforts to maintain all SEC and other registrations so as to enable said Shares to be fully saleable and tradable for a period of three (3) years from the date hereof.

6.   REPRESENTATION AND INDEMNIFICATION

The Company shall be deemed to have been made a continuing representation of the accuracy of any and all facts, material information and data which it supplies to Skagen and acknowledges its awareness that Skagen will rely on such continuing functions. Skagen in the absence of notice in writing from the Company will rely on the continuing accuracy of material, information and data supplied by the Company. Skagen represents that he has knowledge of and is experienced in providing the aforementioned services.

Muller Media, Inc. agrees to indemnify and hold harmless Arthur W. Skagen, against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements (and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), including, without limitation, the costs, expenses and disbursements, as and when incurred of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which Skagen is a party), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with Skagen acting for the Company, including without limitation, any act or omission by Skagen in connection with its acceptance of or the performance or non-performance of its obligations under the Agreement dated March 4, 2002, between the Company and Skagen to which these indemnification provisions are attached and form a part (the "Agreement"). The Company also agrees that Skagen shall not have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of Skagen except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from Skagen gross negligence or willful misconduct.

7.   MISCELLANEOUS

Termination: This Agreement may be terminated by Skagen upon written notice to the Company for a material breach of this contract which shall be effective five (5) business days from the date of such notice.

Modification: This Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof, and may be amended only in a writing signed by both parties.

     Notices: Any notices required or permitted to be given hereunder shall be in writing and shall be mailed or otherwise delivered in person or by facsimile transmission at the address of such Party set forth above or to
     such other address or facsimile telephone number, as the Party shall have furnished in writing to the other Party.

     Waiver: Any waiver by either Party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive the other Party of the right thereafter to insist upon adherence to that term of any other term or this Agreement.

     Assignment: The Options under this Agreement are assignable at the discretion of the Skagen.

     Severability: If any provision of this Agreement is invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

     Disagreements: Any dispute or other disagreement arising from or out of this Agreement shall be submitted to arbitration under the rules of the binding Arbitration and the decision of the arbitrator(s) shall be enforceable in any court having jurisdiction thereof. Arbitration shall occur only in Las Vegas, Nevada. In the event any dispute is arbitrated, the prevailing Party (as determined by the arbitrator(s)) shall be entitled to recover that Party's reasonable attorney's fees incurred (as determined by the arbitrator(s)).


     IN WITNESS WHEREOF, this Agreement has been executed by the Parties as of the date first above written.

     MULLER MEDIA, INC.                   ARTHUR W. SKAGEN

     /s/ C. S. Postelnik                  /s/ Arthur W. Skagen
-----------------------------             ------------------------

100,000 Shares. Number of Shares to be issued to Arthur W. Skagen pursuant to this agreement.

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